UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GDS Holdings Limited

(Name of Issuer)

Class A ordinary shares, US$0.00005 par value per share

(Title of Class of Securities)

36165L108(1)

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, or ADSs, each representing eight Class A ordinary shares.

SCHEDULE 13G

CUSIP No. 36165L108

1	Names of Reporting Persons William Wei Huang

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 79,217,037(2)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 79,217,037(2)

	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 79,217,037(2)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.9%*

12	Type of Reporting Person (See Instructions) IN

(2) Represents (i) 3,286,144 Class B ordinary shares held by Solution Leisure Investment Limited, (ii) 42,975,884 Class B ordinary shares held by EDC Group Limited, (iii) 21,328,308 Class B ordinary shares held by GDS Enterprises Limited, (iv) 11,301,093 Class B ordinary shares underlying share options exercisable within 60 days after December 31, 2018 held by Treasure Luck Investment Corporation, and (v) 325,608 Class A ordinary shares in the form of 40,701 ADSs underlying restricted share units exercisable within 60 days after December 31, 2018 held by Mr. William Wei Huang. Class B ordinary shares are convertible into Class A ordinary shares. All Class B ordinary shares are subject to automatic conversion into Class A ordinary shares on the same business day as the first to occur of the following: (i) Mr. William Wei Huang collectively ceasing to have beneficial ownership, in aggregate, of not less than five per cent of the issued and outstanding share capital of GDS Holdings Limited on an as-converted basis; (ii) the Foreign Investment Law in the form implemented does not require that the consolidated variable interest entities, or VIEs, of GDS Holdings Limited as it relates to VIE entities be owned or controlled by People’s Republic of China, or PRC, nationals or entities; (iii) the PRC law no longer requires the conduct of the businesses carried out, or contemplated to be carried out, by GDS Holdings Limited in the PRC, be owned or controlled by PRC nationals or entities; (iv) the promulgation of the Foreign Investment Law as it relates to VIE entities is abandoned by the relevant authorities in the PRC; or (v) the relevant authorities in the PRC approve the VIE structure of GDS Holdings Limited without the need for the VIE entities of GDS Holdings Limited to be controlled by PRC nationals or entities; provided, however, that the Class B ordinary shares shall not be automatically converted upon ceasing to constitute five per cent of the issued and outstanding share capital of GDS Holdings Limited on an as-converted basis if 75% of the board of directors resolve that such automatic conversion shall, in their opinion, result in GDS Holdings Limited failing to comply with any applicable foreign ownership restrictions under PRC law. Class B shareholders may elect to convert any or all of their Class B ordinary shares into Class A ordinary shares. As of December 31, 2018, each Class B ordinary share was convertible into one Class A ordinary share, or at a conversion rate of 1:1.

*                 The percentages used in this Schedule 13G are calculated based on a total of 939,479,307 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2018, reflect Class B ordinary shares underlying share options exercisable within 60 days after December 31, 2018, and assume that all Class B ordinary shares beneficially owned by such reporting person are converted into the same number of Class A ordinary shares, or at a conversion rate of 1:1. Beneficial ownership information is presented as of December 31, 2018.

SCHEDULE 13G

1	Names of Reporting Persons SOLUTION LEISURE INVESTMENT LIMITED

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 57,563,121(3)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 57,563,121(3)

	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 57,563,121(3)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.7%*

12	Type of Reporting Person (See Instructions) CO

(3) Represents (i) 3,286,144 Class B ordinary shares held by Solution Leisure Investment Limited, (ii) 42,975,884 Class B ordinary shares held by EDC Group Limited, and (iii) 11,301,093 Class B ordinary shares underlying share options exercisable within 60 days after December 31, 2018 held by Treasure Luck Investment Corporation. Class B ordinary shares are convertible into Class A ordinary shares. All Class B ordinary shares are subject to automatic conversion into Class A ordinary shares on the same business day as the first to occur of the following: (i) Mr. William Wei Huang collectively ceasing to have beneficial ownership, in aggregate, of not less than five per cent of the issued and outstanding share capital of GDS Holdings Limited on an as-converted basis; (ii) the Foreign Investment Law in the form implemented does not require that the VIEs of GDS Holdings Limited as it relates to VIE entities be owned or controlled by PRC nationals or entities; (iii) the PRC law no longer requires the conduct of the businesses carried out, or contemplated to be carried out, by GDS Holdings Limited in the PRC, be owned or controlled by PRC nationals or entities; (iv) the promulgation of the Foreign Investment Law as it relates to VIE entities is abandoned by the relevant authorities in the PRC; or (v) the relevant authorities in the PRC approve the VIE structure of GDS Holdings Limited without the need for the VIE entities of GDS Holdings Limited to be controlled by PRC nationals or entities; provided, however, that the Class B ordinary shares shall not be automatically converted upon ceasing to constitute five per cent of the issued and outstanding share capital of GDS Holdings Limited on an as-converted basis if 75% of the board of directors resolve that such automatic conversion shall, in their opinion, result in GDS Holdings Limited failing to comply with any applicable foreign ownership restrictions under PRC law. Class B shareholders may elect to convert any or all of their Class B ordinary shares into Class A ordinary shares. As of December 31, 2018, each Class B ordinary share was convertible into one Class A ordinary share, or at a conversion rate of 1:1.

*                 The percentages used in this Schedule 13G are calculated based on a total of 939,479,307 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2018, reflect Class B ordinary shares underlying share options exercisable within 60 days after December 31, 2018, and assume that all Class B ordinary shares beneficially owned by such reporting person are converted into the same number of Class A ordinary shares, or at a conversion rate of 1:1. Beneficial ownership information is presented as of December 31, 2018.

Item 1.
(a)	Name of Issuer: GDS Holdings Limited
(b)	Address of Issuer’s Principal Executive Offices: 2/F, Tower 2, Youyou Century Place 428 South Yanggao Road Pudong, Shanghai 200127 People’s Republic of China

Item 2.
(a)

Name of Person Filing:
This statement is filed by the entities listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)                                     William Wei Huang; and

(ii)                                  Solution Leisure Investment Limited, a limited liability company established in the British Virgin Islands.

(b)

Address of Principal Business Office or, if none, Residence:

(i)                                     William Wei Huang

The address of the principal business office of William Wei Huang is located at:

2/F, Tower 2, Youyou Century Place, 428 South Yanggao Road, Pudong, Shanghai 200127, People’s Republic of China

(ii)                                  Solution Leisure Investment Limited

The address of the principal business office of Solution Leisure Investment Limited is located at:

Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands

(c)	Citizenship: William Wei Huang – People’s Republic of China Solution Leisure Investment Limited – British Virgin Islands
(d)

Title and Class of Securities:
Class A ordinary shares, US$0.00005 par value per share. Class B ordinary shares are convertible into Class A ordinary shares. All Class B ordinary shares are subject to automatic conversion into Class A ordinary shares on the same business day as the first to occur of the following: (i) Mr. William Wei Huang collectively ceasing to have beneficial ownership, in aggregate, of not less than five per cent of the issued and outstanding share capital of GDS Holdings Limited on an as-converted basis; (ii) the Foreign Investment Law in the form implemented does not require that the VIEs of GDS Holdings Limited as it relates to VIE entities be owned or controlled by PRC nationals or entities; (iii) the PRC law no longer requires the conduct of the businesses carried out, or contemplated to be carried out, by GDS Holdings Limited in the PRC, be owned or controlled by PRC nationals or entities; (iv) the promulgation of the Foreign Investment Law as it relates to VIE entities is abandoned by the relevant authorities in the PRC; or (v) the relevant authorities in the PRC approve the VIE structure of GDS Holdings Limited without the need for the VIE entities of GDS Holdings Limited to be controlled by PRC nationals or entities; provided, however, that the Class B ordinary shares shall not be automatically converted upon ceasing to constitute five per cent of the issued and outstanding share capital of GDS Holdings Limited on an as-converted basis if 75% of the board of directors resolve that such automatic conversion shall, in their opinion, result in GDS Holdings Limited failing to comply with any applicable foreign ownership restrictions under PRC law. Class B shareholders may elect to convert any or all of their Class B ordinary shares into Class A ordinary shares. As of December 31, 2018, each Class B ordinary share was convertible into one Class A ordinary share, or at a conversion rate of 1:1.

(e)	CUSIP No.: 36165L108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Four entities, namely, (i) GDS Enterprises Limited, (ii) Treasure Luck Investment Corporation, (iii) EDC Group Limited and (iv) Solution Leisure Investment Limited beneficially own in aggregate 78,891,429 Class A ordinary shares of GDS Holdings Limited (the “Issuer”). Mr. William Wei Huang is the ultimate beneficial owner of these four entities. Individually, Mr. William Wei Huang also beneficially owns 40,701 ADSs representing 325,608 Class A ordinary shares of the Issuer.

Solution Leisure Investment Limited beneficially owns 100.0% of each of EDC Group Limited and Treasure Luck Investment Corporation.

(i) GDS Enterprises Limited

GDS Enterprises Limited holds 21,328,308 of the Issuer’s Class B ordinary shares, representing 2.1% of the Issuer’s Class A ordinary shares on an as-converted basis.

GDS Enterprises Limited is indirectly owned as to 100.0% by a trust of which Mr. Huang’s family is a beneficiary.

(ii) Treasure Luck Investment Corporation

Treasure Luck Investment Corporation holds share options exercisable within 60 days after December 31, 2018 to purchase 11,301,093 of the Issuer’s Class B ordinary shares, representing 1.1% of the Issuer’s Class A ordinary shares on an as-converted basis.

Treasure Luck Investment Corporation is owned as to 100.0% by Solution Leisure Investment Limited.

(iii) EDC Group Limited

EDC Group Limited holds 42,975,884 of the Issuer’s Class B ordinary shares, representing 4.3% of the Issuer’s Class A ordinary shares on an as-converted basis.

EDC Group Limited is owned as to 100.0% by Solution Leisure Investment Limited.

(iv) Solution Leisure Investment Limited

Solution Leisure Investment Limited holds 3,286,144 of the Issuer’s Class B ordinary shares, and beneficially owns 100.0% of each of EDC Group Limited and Treasure Luck Investment Corporation. Solution Leisure Investment Limited therefore may be deemed to beneficially own in aggregate 57,563,121, or 5.7%, of the Issuer’s Class A ordinary shares on an as-converted basis.(4)

Solution Leisure Investment Limited is indirectly owned as to 100.0% by a trust of which Mr. Huang’s family is the beneficiary.

William Wei Huang

Each of (i) GDS Enterprises Limited, (ii) EDC Group Limited, (iii) Treasure Luck Investment Corporation and (iv) Solution Leisure Investment Limited is ultimately beneficially owned as to 100.0% by William Wei Huang.

Individually, Mr. William Wei Huang also holds restricted share units exercisable within 60 days after December 31, 2018 to acquire 40,701 of the Issuer’s ADSs, representing 325,608, or 0.03%, of the Issuer’s Class A ordinary shares on an as-converted basis.

William Wei Huang may thereby be deemed to beneficially own in aggregate 79,217,037, or 7.9%, of the Issuer’s Class A ordinary shares on an as-converted basis.(5)

(4) Includes (i) 42,975,884 of the Issuer’s Class B ordinary shares held by EDC Group Limited, and (ii) 11,301,093 of the Issuer’s Class B ordinary shares underlying share options exercisable within 60 days after December 31, 2018 held by Treasure Luck Investment Corporation.

(5) Includes (i) 3,286,144 of the Issuer’s Class B ordinary shares held by Solution Leisure Investment Limited, (ii) 42,975,884 of the Issuer’s Class B ordinary shares held by EDC Group Limited, (iii) 21,328,308 of the Issuer’s Class B ordinary shares held by GDS Enterprises Limited, and (iv) 11,301,093 of the Issuer’s Class B ordinary shares underlying share options exercisable within 60 days after December 31, 2018 held by Treasure Luck Investment Corporation.

Convertibility of Class B ordinary shares into Class A ordinary shares

Class B ordinary shares are convertible into Class A ordinary shares. All Class B ordinary shares are subject to automatic conversion into Class A ordinary shares on the same business day as the first to occur of the following: (i) Mr. William Wei Huang collectively ceasing to have beneficial ownership, in aggregate, of not less than five per cent of the issued and outstanding share capital of GDS Holdings Limited on an as-converted basis; (ii) the Foreign Investment Law in the form implemented does not require that the VIEs of GDS Holdings Limited as it relates to VIE entities be owned or controlled by PRC nationals or entities; (iii) the PRC law no longer requires the conduct of the businesses carried out, or contemplated to be carried out, by GDS Holdings Limited in the PRC, be owned or controlled by PRC nationals or entities; (iv) the promulgation of the Foreign Investment Law as it relates to VIE entities is abandoned by the relevant authorities in the PRC; or (v) the relevant authorities in the PRC approve the VIE structure of GDS Holdings Limited without the need for the VIE entities of GDS Holdings Limited to be controlled by PRC nationals or entities; provided, however, that the Class B ordinary shares shall not be automatically converted upon ceasing to constitute five per cent of the issued and outstanding share capital of GDS Holdings Limited on an as-converted basis if 75% of the board of directors resolve that such automatic conversion shall, in their opinion, result in GDS Holdings Limited failing to comply with any applicable foreign ownership restrictions under PRC law. Class B shareholders may elect to convert any or all of their Class B ordinary shares into Class A ordinary shares. As of December 31, 2018, each Class B ordinary share was convertible into one Class A ordinary share, or at a conversion rate of 1:1.

Voting and Dispositive Power

Each of William Wei Huang and Solution Leisure Investment Limited may thereby be deemed to have sole voting and dispositive power over more than five percent of the Issuer’s Class A ordinary shares.

Calculations

The percentages used in this Schedule 13G are calculated based on a total of 939,479,307 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2018, reflect Class B ordinary shares underlying share options exercisable within 60 days after December 31, 2018, and assume that all Class B ordinary shares beneficially owned by each reporting person are converted into the same number of Class A ordinary shares, or at a conversion rate of 1:1. Beneficial ownership information is presented as of December 31, 2018.

A.	William Wei Huang
	(a)	Amount beneficially owned: 79,217,037
	(b)	Percent of class: 7.9%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 79,217,037
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 79,217,037
		(iv)	Shared power to dispose or to direct the disposition of: 0

B.	Solution Leisure Investment Limited
(a) Amount beneficially owned: 57,563,121
(b) Percent of class: 5.7%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 57,563,121
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 57,563,121
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2019

William Wei Huang

/s/ William Wei Huang
William Wei Huang

SOLUTION LEISURE INVESTMENT LIMITED

By:	/s/ William Wei Huang
Name:	William Wei Huang
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement